UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary

Date 9 October 2013

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE

COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE

GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, PLEASE CONSULT

YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

NOVOGEN LIMITED

ACN 063 259 754

Notice of Annual General Meeting

and

Related Documentation

THIS IS A NOTICE OF ANNUAL GENERAL MEETING TO BE HELD AT 1 PM (SYDNEY TIME) ON

FRIDAY 15 NOVEMBER 2013 AT THE MUSEUM OF SYDNEY LECTURE THEATRE, 37 PHILLIP

STREET SYDNEY, NEW SOUTH WALES

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY BY

NO LATER THAN I PM (SYDNEY TIME) ON WEDNESDAY 13 NOVEMBER 2013

PART A: ABOUT THESE DOCUMENTS

Shareholders in Novogen Limited ACN 063 259 754 (Company) are requested to consider and vote upon each of the Resolutions set out in the Notice.

You can vote by:

•	attending and voting at the Meeting; or

•	appointing someone as your proxy to attend and vote at the Meeting on your behalf, by completing and returning the Proxy Form DIRECTLY to the Company or the Share Registry in the manner set out on the Proxy Form. The Company or its Share Registry must receive your duly completed Proxy Form by no later than 1pm (Sydney time) on Wednesday 13 November 2013.

A glossary of capitalised terms used throughout this Document (including the Proxy Form) is contained in Part E. Unless expressly provided otherwise in this Document, each capitalised term used in this Document has the meaning given in Part E.

Please read the whole of this Document carefully before determining how you wish to vote and then cast your vote accordingly, either in person or by proxy.

PART B: LETTER FROM THE CHAIR

4 October 2013

Dear Shareholder

I am pleased to invite you to attend the Annual General Meeting of the shareholders of Novogen Limited, which is scheduled to be held at The Museum of Sydney Lecture Theatre, 37 Phillip St, Sydney, New South Wales on Friday 15 November 2013 at 1 pm (Sydney time). Enclosed with this letter is the Notice of Meeting which details the items of business to be dealt with at the Meeting.

RESOLUTIONS

The Board recommends that Shareholders vote FOR each of the Resolutions proposed in the Notice and adopt the Remuneration Report contained in the Company’s 2013 Annual Report.

VOTING

If you plan to attend the Meeting, please bring a copy of the enclosed Proxy Form with you to facilitate registration.

If you are unable to join us, you are encouraged to appoint a proxy to attend and vote on your behalf. To be valid for the purposes of the Meeting, Proxy Forms must be completed and returned as instructed in Section 2 of Part C of the Notice of Meeting, by no later than 1pm (Sydney time) on Wednesday 13 November 2013. Full instructions for voting by proxy are detailed on the back of the Proxy Form.

Shareholders who did not elect to receive a copy of the Annual Report by mail are able to access it through the “Investors menu” section of our website, at http://novogen.com/annual-reports/.

Your vote is important and we encourage you to either attend the Meeting in person or complete the Proxy Form accompanying this Document and return it to the Company or the Share Registry in accordance with the directions provided.

Yours faithfully

Prof Graham Kelly

Executive Chairman

PART C: NOTICE OF ANNUAL GENERAL MEETING

Novogen Limited

ACN 063 259 754

Section 1: Time and Place of Meeting

NOTICE is hereby given that the Annual General Meeting of the members of Novogen Limited ACN 063 259 754 (Company) will be held at the following time and location, and will conduct the business specified in Section 3 below:

Date:	Friday 15 November 2013

Time:	1pm (Sydney time)

Location:	The Museum of Sydney Lecture Theatre, 37 Phillip Street, Sydney, New South Wales.

Section 2: Directions Regarding Meeting

How to Vote

You may vote by attending the Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, please attend the Meeting on the date, time and place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed with this Document as soon as possible and either send, deliver, courier or mail the duly completed Proxy Form:

•	directly to the Company, attention Company Secretary:

•	by mail to PO Box 2333, Hornsby Westfield NSW 1635 Australia

•	by facsimile to + 61 02 9476 0388

•	by delivery to Suite 1.02, 16-20 Edgeworth David Ave, Hornsby NSW 2077, Australia; or

•	to the Share Registry

•	by mail to Computershare Investor Services Pty Ltd, GPO Box 7045 Sydney NSW 2001 Australia;

•	by facsimile to +61 02 8235 8150

•	by delivery to Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000 Australia

so that it is received no later than 1 pm (Sydney time) on Wednesday 13 November 2013.

Complete details on how to vote by proxy are set out on the back of your Proxy Form.

Please read this Document carefully and in its entirety, determine how you wish to vote in relation to each of the Resolutions and then cast your vote accordingly, either in person or by proxy.

If you do not understand any part of this Document, or are in any doubt as to the course of action you should follow, you should contact your financial or other professional adviser immediately.

Determination of Membership and Voting Entitlement for the Purpose of the Meeting

For the purpose of determining a person’s entitlement to vote at the Meeting and in accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), a person will be recognised as a member and the holder of Shares if that person is registered as a holder of Shares at 5:00 p.m. (Sydney time) on Wednesday 13 November 2013.

Voting Exclusion Statements

In accordance with the Corporations Act and the Listing Rules, the following persons must not cast any votes on the relevant Resolution specified below, and the Company will disregard any votes cast on that Resolution by:

•	The person or class of persons excluded from voting; and

•	An associate of that person or those persons

Resolution	Excluded Voters

1	Any member of the Key Management Personnel whose remuneration is detailed in the Remuneration Report and any closely related party of any such member.

5	Any person who participated in the issue of securities proposed to be ratified under Resolution 5.

6	Any person who may participate in an issue of Equity Securities pursuant to the approval sought under Resolution 6 and any other person who may obtain a benefit (other than a benefit solely in the capacity as a holder of Shares) if the resolution is passed.

7	Any person who may participate in an issue of Equity Securities pursuant to the approval sought under Resolution 7, any other person who may obtain a benefit as a result of the passing of Resolution 7 (other than a benefit solely in the capacity as a Shareholder).

However, the Company need not disregard a vote if it is cast by:

(a)	in relation to Resolution 1:

(i)	a person acting as proxy for a person who is entitled to vote, in accordance with a written direction on the Proxy Form to vote as the proxy specifies in relation to Resolution 1; or

(ii)	the Chair as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form, where the Proxy Form does NOT specify the way the proxy is to vote on Resolution 1 but expressly authorises the Chair to exercise the proxy, notwithstanding that Resolution 1 is connected (directly or indirectly) with the remuneration of any member of the Key Management Personnel; and

(b)	in relation to any other Resolution:

(i)	a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii)	the Chair as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Proxies

A Shareholder entitled to attend and vote at the Meeting pursuant to the Constitution is entitled to appoint no more than two proxies. Where more than one proxy is appointed, each proxy may be appointed to represent a specific proportion of the member’s voting rights. A proxy need not be a Shareholder. Any instrument of proxy deposited or received by the Company in which the name of the appointee is not filled in shall be deemed to be given in the favour of the Chair.

The instrument appointing a proxy, as well as any power of attorney (or a certified copy thereof) under which a proxy is appointed, must be received by the Company or the Share Registry by no later than 1pm (Sydney time) on Wednesday 13 November 2013, in accordance with the instructions provided on the back of the Proxy Form.

The instrument of appointment of a proxy must be executed by the appointor or its duly authorised representative. The Proxy Form which accompanies this Notice may be used to appoint a proxy for the purposes of the Meeting.

Corporate Representative

A Shareholder that is a company and that wishes to appoint a person to act as its representative at the Meeting must provide that person with a letter executed in accordance with the company’s constitution and the Corporations Act authorising him or her to act as the Shareholder’s representative.

Section 3: Resolutions of Annual General Meeting

ORDINARY BUSINESS

A.	ACCOUNTS

To receive and consider the financial statements of the Group for the 12 months ended 30 June 2013 and the related reports of the Current Directors and the Auditor (as contained in the Annual Report).

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Company’s management, operations, financial position, business strategies and prospects.

Shareholders will also have the opportunity for direct questions to the Auditor, to the extent relevant to the conduct of the audit of the Company, the preparation and contents of the Auditor’s Report contained in the Annual Report, the accounting policies adopted by the Company in the preparation of its financial statements and the independence of the Auditor.

B.	REMUNERATION REPORT

To consider and, if thought fit, to pass, with or without amendment, the following in accordance with section 250R(2) of the Corporations Act, as an ordinary resolution:

Resolution 1 – Remuneration Report

“That the Remuneration Report in the Annual Report be adopted.”

C.	ELECTION OF MR STEVEN COFFEY

In accordance with the Constitution, Mr Steven Coffey having been appointed by the Directors retires pursuant to Rule 82 of the Constitution, effective at the conclusion of the Meeting, and being eligible, offers himself for election.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

Resolution 2 – Election of Mr Steven Coffey as a Director

“That Mr Steven Coffey is elected as a Director.”

D.	ELECTION OF MR ROBERT BIRCH

In accordance with the Constitution, Mr Robert Birch having been appointed by the Directors retires pursuant to Rule 82 of the Constitution, effective at the conclusion of the Meeting, and being eligible, offers himself for election.

To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

Resolution 3 – Election of Mr Robert Birch as a Director

“That Mr Robert Birch is elected as a Director.”

E	ELECTION OF DR ANDREW HEATON

In accordance with the Constitution, Dr Andrew Heaton having been appointed by the Directors retires pursuant to Rule 82 of the Constitution, effective at the conclusion of the Meeting, and being eligible, offers himself for election.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

Resolution 4 – Election of Dr Andrew Heaton as a Director

“That Dr Andrew Heaton is elected as a Director.”

SPECIAL BUSINESS

F.	SUBSEQUENT APPROVAL OF ISSUES OF SECURITIES

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

Resolution 5 – Subsequent approval of issues of securities

“That, for the purposes of Listing Rule 7.1 and for all other purposes, subsequent approval is given under Listing Rule 7.4 to the allotment and issue of the HBMF Option, Commencement Shares, First Convertible Security and Conversion Shares as described in the Explanatory Statement accompanying this Notice.”

G.	APPROVAL TO ISSUE FURTHER CONVERTIBLE SECURITY TO HBMF

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

Resolution 6 – Approval to issue further convertible security to HBMF

“That, for the purposes of Listing Rule 7.1, and for all and any shares issued on conversion of the convertible security, approval is given for the issue of a convertible security to HBMF or its nominee on the terms set out in the Explanatory Statement accompanying this Notice.”

H.	APPROVAL OF ADDITIONAL CAPACITY TO ISSUE 10% OF SECURITIES

To consider and, if thought fit, pass the following resolution as a Special Resolution:

Resolution 7 – Approval of additional capacity to issue 10% of securities

“That, for the purpose of Listing Rule 7.1A and for all other purposes, approval be given for the Company to allot and issue, or agree to allot and issue, Equity Securities in the Company at any time in the period commencing on the date of this Meeting and ending on the first anniversary of that date, on one or more occasions, up to the maximum number of Equity Securities calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and otherwise on the terms and conditions as more particularly set out in the Explanatory Statement that accompanies this Notice.”

OTHER BUSINESS

To transact any other business as may be brought before the Meeting.

By order of the Board

Chairman

Dated: 4 October 2013

PART D: EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full as the individual sections of this Document may not necessarily give a comprehensive review of the Resolutions proposed in the Notice of Meeting.

If you are in doubt about what to do in relation to a Resolution, you should consult your financial or other professional advisor.

A.	BACKGROUND TO APPLICABLE PROVISIONS OF THE CORPORATIONS ACT

(a)	Sections 250R

Section 250R(2) of the Corporations Act requires a listed company to put the Remuneration Report to the vote of Shareholders at each annual general meeting of that company. However, the outcome of the Shareholders’ vote on the Remuneration Report is advisory only. If the resolution to approve the Remuneration Report is not passed, the Current Directors are not obliged to alter any of the arrangements specified in the Remuneration Report.

(b)	Chapter 2E

Part 2E of the Corporations Act provides that, subject to certain exceptions (which the Current Directors believe are not applicable in the present circumstances), for a public company to give a financial benefit to a related party, the company must obtain the prior approval of its shareholders.

B.	BACKGROUND TO APPLICABLE LISTING RULES

(a)	Listing Rule 7.1

Listing Rule 7.1, known as the “15% rule”, limits the capacity of an ASX-listed company to issue Equity Securities without the approval of its shareholders. In broad terms, the Listing Rule provides that a company may not issue or agree to issue Equity Securities equal to more than 15% of the total number of ordinary securities on issue in the capital of the Company 12 months prior to the proposed date of issue or agreement to issue (excluding any shares issued in reliance on the 15% rule in that 12 month period) unless the issue or agreement to issue is approved by shareholders or otherwise comes within one of the exceptions to Listing Rule 7.1.

(b)	Listing Rule 7.1A

Listing Rule 7.1A provides Eligible Entities with the ability to seek shareholder approval – by Special Resolution at an annual general meeting – to issue or agree to issue Equity Securities, over the 12 month period commencing on the date of that annual general meeting, up to a maximum of an additional 10% of the total number of ordinary securities on issue in the capital of the Company twelve months prior to the proposed date of issue or agreement to issue (excluding any shares issued in reliance on the 15% rule within that twelve month period) (Additional Issue Approval).

However, any Equity Securities issued under the Additional Issue Approval must be in the same class as an existing quoted class of Equity Securities of the Company.

Equity Securities issued pursuant to an Additional Issue Approval must not be issued at a price that is less than 75% of the VWAP of those securities calculated over the 15 trading days on which trades in those Equity Securities were recorded immediately before:

•	the date on which the issue price of those Equity Securities was agreed, or

•	the date of issue of those Equity Securities (if those Equity Securities are not issued within five trading days of the date on which the issue price was agreed).

The Equity Securities that an Eligible Entity is permitted to issue in reliance on an Additional Issue Approval under Listing Rule 7.1A is in addition to those Equity Securities that the Eligible Entity is permitted to issue and agree to issue under the 15% rule.

The Additional Issue Approval will be valid for a period ending on the first to occur of:

•	the first anniversary of the date of the annual general meeting at which the Additional Issue Approval is given; and

•	the date of approval by Shareholders of a transaction under Listing Rule 11.1.2 (significant change in nature or scale of the Company) or Listing Rule 11.2 (disposal of main undertaking of the Company).

An Eligible Entity that obtains Additional Issue Approval under Listing Rule 7.1A must disclose the information prescribed by Listing Rule 3.10.5A each time it issues Equity Securities under such an approval, in addition to information required under the general disclosure requirements of the Corporations Act and Listing Rules.

(c)	Listing Rule 7.4

A company in general meeting can ratify, by ordinary resolution, issues of Equity Securities made in the preceding 12 months without shareholder approval in reliance on the 15% rule, so as to reverse the “depletion” of the company’s Headroom.

Listing Rule 7.4, known as the “subsequent approval of an issue of securities” rule, validates an issue of Equity Securities made without shareholder approval under Listing Rule 7.1 as if it had been made with shareholder approval for the purposes of Listing Rule 7.1 if both of the following criteria are satisfied, namely:

•	the issue was not made in breach of Listing Rule 7.1; and

•	the holders of ordinary securities in the company subsequently approves that issue.

C.	DISCLOSURE IN RELATION TO THE RESOLUTIONS

1.	Resolution 1 – Remuneration Report

The Remuneration Report is contained in the “Directors’ Report” section of the Annual Report. Publicly listed companies are required to submit their remuneration reports to a vote for adoption at each of their annual general meetings. Whilst the following resolution is to be determined as an ordinary resolution, it is advisory only and does not bind the Directors or the Company.

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Remuneration Report.

The Board recommends the adoption of the Remuneration Report. The Executive Directors, Non-Executive Directors and Key Management Personnel have accepted remunerations below those levels considered usual for companies of comparable size and stage of development. All personnel have taken the view that they would rather preserve the Company’s cash at this time and direct it towards running costs.

2.	Resolution 2 – Election of Mr Steven Coffey

The Board recommends the election of Steve Coffey. Steven was elected to the Board in 2012 because of his accountancy qualifications and financial skills. Steven serves both as the Chairman of the Audit Committee and as a member of the Remuneration Committee. Since December 2012, Steven also has been acting as Chief Financial Officer for the Novogen Group of companies and in that role provides critical financial and budgetary advice to the Board and Executive.

3.	Resolution 3 – Election of Mr Robert Birch

The Board recommends the election of Robert Birch. Robert is the Company’s Deputy-Chairman as well as serving as Chairman of the Remuneration Committee. Robert brings a high level of commitment to both roles and in particular as Deputy Chairman effectively is serving as a part-time executive of the Company.

4.	Resolution 4 – Election of Dr Andrew Heaton

The Board recommends the election of Andrew Heaton. Andrew is an Executive Director, serving as President and Chief Executive Officer of Novogen North America Inc where he oversees the Company’s drug development programs.

5.	Resolution 5 – Subsequent approval of issues of securities

Under Listing Rule 7.1, with some exceptions, a company is able to, within a twelve month period, issue securities up to 15% of its issued ordinary securities without shareholder approval. This is often called “Headroom” (see Glossary).

On 3 July 2013 the Company entered into a Convertible Securities Agreement with Hudson Bay Master Fund Limited (HBMF) pursuant to which HBMF agreed to invest up to an aggregate amount of $5,000,000 in the Company in return for the Company issuing HBMF up to five convertible securities with an aggregate face value of up to $5,500,000 (Convertible Securities Agreement).

Under the Convertible Securities Agreement, the Company also issued to HBMF 4,000,000 options (each an HBMF Option), each HMBF Option allowing HBMF to buy one Share at a price per HBMF Option of 130% of the average daily VWAP per Share for the 20 consecutive trading days immediately prior to 3 July 2013.

On 4 July 2013, the Company issued 822,369 Shares to HBMF in satisfaction of the Company’s obligation to pay a commencement fee under the Convertible Securities Agreement (Commencement Shares).

On 5 July 2013 HBMF invested $1,000,000 into the Company in return for the Company issuing to HBMF a convertible security with $1,100,000 face value (First Convertible Security).

On 26 July 2013, 8, 14, 22 and 27 August 2013, 2, 5 and 16 September 2013 the Company in aggregate issued $5,110,06 Shares to HBMF (or Merrill Lynch (Australia) Nominees Pty Limited for the benefit of HBMF) in response to Conversion Notices received pursuant to the Convertible Securities Agreement (Conversion Shares).

Ratification of the issues of the First Convertible Security, Commencement Shares and Conversion Shares to HBMF under the Convertible Securities Agreement is now being sought under Listing Rule 7.4.

If Resolution 5 is passed, the issues of the:

•	HBMF Option;

•	Commencement Shares;

•	First Convertible Security; and

•	The Conversion Shares

will no longer be counted in reduction of the Headroom and accordingly the Headroom will restore to 15%.

That is, it will allow the Company to raise up to a maximum of 15% of the Company’s capital base at the time of that proposed capital raising - with a higher degree of flexibility and speed, and without the need to obtain further Shareholder approval.

Since the previous General Meeting of the Company on 19 April 2013, the Company made the following issues of securities pursuant to the Convertible Securities Agreement. The issues have not received Shareholder approval.

Date	Securities allotted	Price	Allottee
4/7/2013	822,369 Commencement Shares	$0.1519	Hudson Bay Master Fund Ltd – see (a) below

5/7/2013	First Convertible Security - face value of $1,100,000 4,000,000 HBMF Options	$1,000,000 for the First Convertible Security No additional consideration for HMBF Options	Hudson Bay Master Fund Ltd – see (b) below

26/7/2013	1,315,790 Conversion Shares	$0.152	Hudson Bay Master Fund – see (c) below

8/8/2013	1,013,514 Conversion Shares	$0.148	Hudson Bay Master Fund – see (c) below

14/8/2013	675,676 Conversion Shares	$0.148	Merrill Lynch (Australia) Nominees Pty Limited FBO Hudson Bay Master Fund – see (c) below

22/8/2013	405,406 Conversion Shares	$0.148	Merrill Lynch (Australia) Nominees Pty Limited FBO Hudson Bay Master Fund – see (c) below

27/8/2013	337,838 Conversion Shares	$0.148	Merrill Lynch (Australia) Nominees Pty Limited FBO Hudson Bay Master Fund – see (c) below

2/9/2013	337,838 Conversion Shares	$0.148	Merrill Lynch (Australia) Nominees Pty Limited FBO Hudson Bay Master Fund – see (c) below

5/9/2013	506,757 Conversion Shares	$0.148	Merrill Lynch (Australia) Nominees Pty Limited FBO Hudson Bay Master Fund – see (c) below

16/9/2013	517,242 Conversion Shares	$0.145	Merrill Lynch (Australia) Nominees Pty Limited FBO Hudson Bay Master Fund – see (c) below

(a)	Shares issued in satisfaction of the Company’s obligation to pay a commencement fee in the amount of $125,000 under the Convertible Securities Agreement.

(b)	First Convertible Security and HBMF Options issued in consideration for the investment by Hudson Bay Master Fund Ltd of $1,000,000 into the Company under the Convertible Securities Agreement.

(c)	Shares issued pursuant to a Conversion Notice received under the Convertible Securities Agreement.

In accordance with the disclosure requirements of Listing Rule 7.5, the Company advises as follows:

Convertible Securities Agreement

Under the Convertible Securities Agreement:

•	HBMF can on 1 day’s trading notice convert all or part of the face value of a convertible security into Shares, provided that the amount converted is:

•	at least $25,000 (or the balance of the convertible security if such balance is less than $25,000); and

•	if the face value of the convertible security is more than $300,000, no more than 50% of the total face value of the most recently issued convertible security, except where the number of Shares to be issued on conversion is less than the number of Shares traded on ASX in the week immediately preceding the proposed conversion date.

•	HBMF can convert a convertible security at (as determined at HBMF’s option):

•	90% of the average of any 3 daily VWAPs per Share (selected by HBMF) during the 20 consecutive trading days prior to HBMF giving a Conversion Notice; or

•	130% of the average of the daily VWAPs per Share for the 20 consecutive trading days immediately prior to 3 July 2013 (limited to $450,000 for any one convertible security and $900,000 in aggregate).

•	HMBP can convert a convertible security within 24 months after the date of issue of the convertible security (but no earlier than 27 July 2013 for the first convertible security).

•	The Company can require HBMF to convert all (but not some) of the outstanding amount on a convertible security, if the daily VWAP per Share exceeds $0.28 for 20 consecutive trading days, at the price elected by HBMF as outlined above.

•	The Company must repay HBMF the total amount outstanding on a convertible security by no later than 24 months plus one business day after the date of issue of that convertible security.

•	The Company can repurchase all (but not some) of the amount outstanding on a convertible security at any time during the first 90 days after the date of issue of that convertible security at a price of 110% of the amount outstanding on the convertible security (excluding any amount in respect of which HBMF has already given a Conversion Notice and any amount that HBMF elects to exclude by notice to the Company within 4 days after receiving an early repurchase notice from the Company).

Issue of First Convertible Security

The Company issued the First Convertible Security to HBMF on 5 July 2012 on the terms outlined above, and with the following features:

•	Issue price: $1,000,000

•	Face value: $1,100,000.

•	Unsecured and does not bear interest.

A total of $1,000,000 in cash proceeds (including associated capital raising costs) were raised from the issue of the First Convertible Security. These funds are being applied to research and development and in particular in relation to the anti-cancer drug called CS-6 (referred to in previous announcements), as well as towards the Company’s corporate costs and general working capital.

Issue of Commencement Shares and Conversion Shares

On 4 July 2013, the Company issued the Commencement Shares to HBMF in satisfaction of the Company’s obligation to pay a commencement fee under the Convertible Securities Agreement.

On 26 July 2013, 8 August 2013, 14 August 201322 August 2013, 27 August 2013 and 2 September 2013 the Company issued the Conversion Shares to HBMF in response to Conversion Notices received pursuant to the Convertible Securities Agreement in relation to the First Convertible Security.

The number of Commencement Shares and Conversion Shares issued, the price at which these Shares were issued, and the allottees of these issues, are outlined in the table above.

The Commencement Shares and Conversion Shares rank pari passu with all existing Shares.

No further funds were raised from the issue of the Commencement Shares and Conversion Shares, as they were issued in consideration for HBMF’s initial $1,000,000 investment in the Company under the Convertible Securities Agreement.

HMBF Options

Pursuant to the Convertible Securities Agreement, the Company also issued the HMBF Options to HBMF.

The number of HMBF Options, price of each HMBF Option and name of the allotee of the HMBF Options is set out in the table above.

The terms of the HMBF Options are as follows:

(a)	HBMF can exercise each HMBF Option to buy 1 Share at a price per HBMF Option of 130% of the average daily VWAP per Share traded on ASX for the 20 trading days immediately prior to 3 July 2013.

(b)	HMBF can exercise its HBMF Options or before 5 July 2016.

Voting Exclusion Statement: the voting exclusion statement in respect of Resolution 5 is set out in Part C, Section 2 of this Document.

6.	Resolution 6 – Approval to issue further convertible security to HBMF

Under the Convertible Securities Agreement, the Company can require HBMF to subscribe for a further three uncertificated, unsecured convertible securities in the Company each with a face value of at least $165,000 (or another amount between $165,000 and $1,100,000 agreed with HBMF) at a price of 90.9091% of the face value.

The Company may exercise this option by giving HBMF at least 30 days’ notice during the period beginning on the first business day following the issue of the previous convertible security .

The Company intends to exercise this option and issue a further convertible security (the Second Convertible Security) to HBMF prior to 4 November 2013. The funds raised by the issue of the Second Convertible Security will be applied to continued research and development activities.

The Company seeks Shareholder approval of the issue of the Second Convertible Security.

The effect of Shareholders passing Resolution 6 will be to enable the Company to exclude the issue of the Second Convertible Security and any shares issued as a result of conversion of any part of the security from being included in the determination of the number of Equity Securities that the Company is otherwise permitted to issue or agree to issue within any 12 month period without Shareholder approval, pursuant to Listing Rule 7.1 (Exempt Shares). That, in turn, will allow the Company to raise or agree to raise further working capital, when and if required – up to a maximum of 15% of the Company’s capital base at the time of that proposed capital raising (less any Exempt Shares issued or agreed to be issued in the immediately prior 12 months) – with a higher degree of flexibility and speed, without the need to obtain further Shareholder approval.

For the purposes of Listing Rule 7.3, the following further information is provided to assist your consideration of Resolution 6:

(i)	The maximum number of Shares which may be issued under the Convertible Security is $1,000,000 divided by the price HBMF can convert a convertible security at (as determined at HBMF’s option):

(A)	90% of the average of any 3 daily VWAPs per Share (selected by HBMF) during the 20 consecutive trading days prior to HBMF giving a Conversion Notice; or

(B)	130% of the average of the daily VWAPs per Share for the 20 consecutive trading days immediately prior to 3 July 2013 (limited to $450,000 for any one convertible security and $900,000 in aggregate).

(ii)	The Convertible Security and any Shares upon conversion will be issued by 14 February 2014.

(iii)	The issue price of the Convertible Security will be at HBMF’s option either of the alternatives set out in (a) above).

(iv)	The terms of the Convertible Securities are as set out in this memorandum un relation to Resolution 5.

(v)	The intended use of the funds raised is to continue the research and development of oncology drugs as previously announced by the Company.

(vi)	As the Convertible Security is converted, the Shares which will be issued progressively at the option of HBMF.

If the Convertible Notes are converted to Shares, the Shares will be identical to the terms of issue of all other Shares and will, once issued, rank equally with all other Shares.

Voting Exclusion Statement: the voting exclusion statement in respect of Resolution 6 is set out in Part C, Section 2 of this Document.

7.	Resolution 7 – Approval of additional capacity to issue 10% of securities

As permitted by Listing Rule 7.1A, the Directors are seeking approval from Shareholders pursuant to a Special Resolution (Additional Issue Approval) for capacity, over a period that will not exceed the first anniversary of the date on which the Additional Issue Approval is given at this Meeting (Additional Issue Period), to issue or agree to issue Equity Securities equal to or exercisable into an additional 10% of the number of ordinary securities on issue in the Company at the time of the proposed issue or agreement to issue (less any Exempt Shares issued in the immediately preceding 12 months) without further Shareholder approval (Additional Issue Securities).

If Resolution 5 is passed as well as this Resolution, the Headroom of the Company will increase to 25%. Details of the actual number of Equity Securities that the Company would be entitled to issue if Resolution 7 is passed are more particularly set out below.

The Board believes that the ability of the Company to issue the Additional Issue Securities over the following 12 months – as and when the need or opportunity arises during that period – is in the best interests of the Company and the Shareholders. The Company is not limited to making any specific number of Additional Issue Securities pursuant to an Additional Issue Approval.

The exact number of Additional Issue Securities to be issued under the Additional Issue Approval will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2.

Any issue made pursuant to the Additional Issue Approval would be in addition to the Equity Securities that the Company may also be permitted to issue under Listing Rule 7.1 or any other Listing Rule.

In accordance with the requirements of Listing Rule 7.3A, the Company advises as follows:

(i)	Minimum Issue Price - the minimum price at which Additional Issue Securities will be issued during the Additional Issue Period is 75% of the VWAP for securities in that class calculated over the 15 trading days on which trades in that class were recorded immediately before:

(A)	the date on which the price at which the securities are to be issued is agreed or

(B)	if the securities are not issued within 5 trading days of the date in paragraph (A), the date on which the securities are issued.

As stated in Listing Rule 7.1A.3, the minimum price at which a proposed issue of Additional Issue Securities is made must not be less than 75% of the VWAP for Equity Securities of the same class as those Additional Issue Securities, calculated over the 15 trading days on which trades in those Equity Securities were recorded immediately before:

•	the date on which the issue price of those Additional Issue Securities is agreed, or

•	the issue date of those Additional Issue Securities (if those Additional Issue Securities are not issued within five trading days of the date on which the issue price is agreed).

Where the Company proposes to issue Additional Issue Securities in consideration for acquiring non-cash consideration, such as new resources, assets and investments, the Company will be required to provide to the market an independent expert’s valuation of the non-cash consideration, as required by Listing Rule 7.1A.3, at or immediately prior to the time of that issue.

(ii)	Dilution of Existing Securityholders - the Company, as at the date of this Notice, has on issue 144,208,463 ordinary Shares, and has a capacity to issue a further 10,808,974 Equity Securities under Listing Rule 7.1.

The actual number of Additional Issue Securities that the Company will have capacity to issue under Listing Rule 7.1A at a given time will be calculated at the date of issue of the relevant Additional Issue Securities.

Listing Rule 7.1A.2 provides that Eligible Entities which have obtained shareholder approval for the purposes of Listing Rule 7.1A at an annual general meeting, may issue or agree to issue, during the 12 month period after the date of that annual general meeting, a number of Equity Securities calculated in accordance with the following formula:

(A x D) – E

Where:

A	is the aggregate of the number of:

(vii)	fully paid ordinary securities on issue 12 months before the proposed date of issue of the relevant Additional Issue Securities (Proposed Issue Date);

(viii)	fully paid ordinary securities issued during the 12 months before the Proposed Issue Date under an exception in Listing Rule 7.2;

(ix)	partly paid ordinary securities that became fully paid ordinary securities in the 12 months before the Proposed Issue Date; and

(x)	fully paid ordinary securities issued in the 12 months before the Approval Date with the approval of holders or ordinary securities under Listing Rule 7.1 or Listing Rule 7.4,

but excludes:

(xi)	any Exempt Shares issued during the 12 months before the Proposed Issue Date; and

(xii)	the number of fully paid ordinary securities cancelled in the 12 months before the Proposed Issue Date;

D	is 10%; and

E	is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the Proposed Issue Date without the approval of shareholders under Listing Rule 7.1 or Listing Rule 7.4.

If Resolution 7 is approved by Shareholders and the Company issues Shares pursuant to the Additional Issue Approval, the existing Shareholders’ voting power and economic interest in the Company will be diluted. In the case of Options (including Listed Options), the existing Shareholders’ voting power and economic interest in the Company will be diluted only if those Options are exercised.

Holders of existing Equity Securities in the Company should be aware that there is a risk that:

(iii)	the market price for the Company’s Equity Securities may be significantly lower on the date of issue of the Additional Issue Securities of the same class than on the date of the Meeting;

(iv)	the Additional Issue Securities may be issued at a price that is at a discount to the market price for the Company’s Equity Securities on the date on which the Additional Issue Securities are issued; and

(v)	the share capital of the Company may be significantly larger on the date of issue of the Additional Issue Securities than it was on the date of the Meeting,

which may result in the amount of funds raised by the issue of Additional Issue Securities and the number of Additional Issue Securities actually issued differing materially from the Company’s expectations in the circumstances that prevail at the date of this Notice or the date of the Meeting.

Examples of the possible dilutionary effect on Existing Shareholders resulting from an issue of the maximum number of Additional Issue Shares permissible under the Additional Issue Approval (as calculated in accordance with the above formula, assuming the issue is made on the date of this Notice), assuming:

•	three different values for variable “A” in the formula above, that is, the number of fully paid ordinary securities the Company has on issue; and

•	three different issue prices,

are set out in the table following.

The table shows the anticipated dilutionary effect on existing Shareholders on the basis of:

(i)	the current market price of Shares; and

(ii)	the current number of ordinary securities on issue in the Company,

(that is, as at close of trading on 27 September, 2013, assuming that:

(iii)	the Company issues the maximum number of Additional Issue Securities available under the Additional Issue Approval;

(iv)	no Shares are issued pursuant to the exercise of any issued Options before the date of the issue contemplated in paragraph (iii) immediately above;

(v)	the Additional Issue Securities issued consist of Shares only. However, if the issue of Additional Issue Securities were to include Listed Options, it is assumed that Shares have been issued pursuant to a valid exercise of those Listed Options for the purposes of calculating the maximum possible dilutionary effect on Existing Shareholders resulting from that issue; and

(vi)	the issue price per Additional Issue Security is set at a discount of 25% to the prevailing market price of Shares, being the maximum discount i.e. the highest rate of dilution to existing holders of Equity Securities in the Company - permitted under the Listing Rules in respect of an issue of Additional Issue Securities (see paragraph (a) of this Section 11 above).

The table then compares this scenario with the possible dilutionary effect on Existing Shareholders assuming that:

(i)	the total ordinary share capital of the Company has increased by 50% and by 100% and all newly issued shares are held by non-Existing Shareholders.

Shareholders should be aware that the number of fully paid ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, placements under the 15% Rule, pro rata entitlements issues or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholder’s meeting; and

(ii)	the issue price of fully paid ordinary securities has decreased by 50% (i.e. halved), and increased by 100% (i.e. doubled), as against the current market price.

Shareholders should be aware that the price for the Company’s Equity Securities is subject to fluctuation, which may result from a diverse range of factors, including non-company-specific influences such as the general state of the economy, fluctuations in interest and/or foreign exchange rates, global hostilities and tensions and acts of terrorism.

			Total amount of funds raised from the issue of Additional Issue Securities, assuming an issue price per Additional Issue Security equal to 75% of VWAP
Variable “A” – Total number of ordinary shares on issue	Number of Additional Issue Securities to be issued	Total dilutionary effect of existing Equity Security holders	$0.0875 (50% decrease of the market price of Shares as at close of trading on 27 September 2013)	$0.175 (market price of Shares as at close of trading on 27 September 2013)	$0.35 (100% increase of the market price of Shares as at close of trading on 27 September 2013)

144,715,220 Shares	14,471,522	9.09%	$1,266,258.18	$2,532,516.35	$5,065,032.70
(share capital as at date of this Meeting, held by Existing Shareholders)

217,072,830 Shares	21,707,283	9.09%	$1,899,387.26	$3,798,774.53	$7,597,549.05

(50% increase in the share capital of the Company)

289,430,440 Shares	28,943,044	9.09%	$2,532,516.35	$5,065,032.70	$10,130065.40
(100% increase in the share capital of the Company)

Assumptions and Observations

The above table has been prepared based in the following assumptions and observations:

1.	the Company issues the maximum number of Additional Issue Securities that it is permitted to issue upon the giving of the Additional Issue Approval;

2.	no listed Options (including any listed Options that may form part of the Additional Issue Securities) are exercised before the record date applicable to the issue of the Additional Issue Securities;

3.	no Existing Shareholder is issued with any of the Additional Issue Securities – in other words, the maximum rate of dilution to Existing Shareholders is assumed;

4.	the above table only shows the effect of issues of Equity Securities under Listing Rule 7.1A i.e. under the Additional Issue Approval, and therefore excludes the issue of any Equity Securities issued under the provisions of any other Listing Rule, such as Listing Rule 7.1; and

5.	the Additional Issue Securities consist only of Shares. If the Additional Issue Securities were to include listed Options, it is assumed that the holders of those Listed Options would have exercised them and that Shares would have been issued pursuant to such exercise, for the purpose of calculating the rate of dilution on Existing Shareholders.

(a)	Additional Issue Period - no Additional Issue Securities will be issued after the expiry of the period that commences on (and includes) the date of this Meeting and ends on (and includes) the date upon which the first of the following two events occurs:

•	the first anniversary of the date of this Meeting; and

•	the date of approval by Shareholders of a transaction under Listing Rule 11.1.2 or Listing Rule 11.2 (change in nature or scale of the Company),

or any extension of that period as is permitted by ASX (Additional Issue Period).

Approval under Listing Rule 7.1A will cease to be valid if Shareholders approve a transaction under Listing Rule 11.1.2 or Listing Rule 11.2.

In the interest of clarity, Shareholders are advised that after the expiry of the Additional Issue Period, the Company will not issue any Additional Issue Securities unless and until it has obtained from Shareholders a further Additional Issue Approval, by means of a Special Resolution, at the Company’s next annual general meeting;

(b)	Application of consideration received from issue of Additional Issue Securities - the Company may apply consideration received from the issue of Additional Issue Securities for the following purposes:

•	if cash consideration is received - the Company intends to use the funds raised towards an acquisition of new assets or investments (including expenses associated with such acquisition), continued exploration and feasibility study expenditure on the Company’s current assets and/or general working capital; and

•	if non-cash consideration is received - the Company will have issued the Additional Issue Securities in consideration for acquiring new resources, assets and investments.

The total amount raised by the issue of Additional Issue Securities will depend on the issue price of Shares at the time of issue of the relevant Additional Issue Securities.

As at the date of this Notice, the Company has not formed an intention to offer any Additional Issue Securities to any particular person or at any particular time, assuming that Resolution 7 is passed and the Company receives Additional Issue Approval.

The specific purposes for which any particular issue is made pursuant to the Additional Issue Approval will be disclosed by way of an ASX announcement at the time of the issue.

(c)	Allocation Policy - the Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the Additional Issue Approval. The identity of the allottees of Additional Issue Securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the methods of fundraising that are available to the Company at the relevant time, including but not limited to rights issue and other issues in which existing security holders can participate;

(ii)	the effect of the issue of the Additional Issue Securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the Additional Issue Approval have not been determined as at the date of this Notice but may include existing substantial Shareholders and/or new investors who are not related parties or Associates of a related party of the Company.

If the Company is successful in acquiring new resources, assets or investments, it is likely that the allottees under the Additional Issue Approval will be the vendors of the new resources assets or investments, or related parties or Associates of a related party of that vendor.

The Company reserves the right to determine, at the time of any issue of Additional Issue Securities and having regard to the circumstances existing at that time, the terms of the allocation policy that will apply to that particular issue;

(d)	Additional information to be disclosed - the Company will comply with the disclosure obligations under Listing Rules 7.1A(4) and 3.10.5A upon the issue of any Additional Issue Securities; and

(e)	Previous issues of Additional Issue Securities - the Company has not previously obtained Shareholder approval under Listing Rule 7.1A.

Voting Exclusion Statement: The voting exclusion statement in respect of Resolution 7 is set out in Part C, Section 2 of this Document.

As at the date of this Notice, the Company has not identified any particular person or class of persons who may participate in an issue made pursuant to, or otherwise benefit from, the passing of Resolution 7. As such, no Existing Shareholders shall be excluded from voting on Resolution 7.

PART E: GLOSSARY

For the purposes of this Document, including Annexure A, the following terms have the meanings prescribed below:

15% Rule	has the meaning given to that term in Section B of the Explanatory Statement.

Additional Issue Approval	The approval that will be given if Resolution 7 is passed by Shareholders in accordance with its terms as stated in the Notice.

Annual Report	The Company’s annual report for the 12 month period ended 30 June 2013.

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Associate	has the meaning given to that term in the Note to Listing Rule 14.11.

Auditor	Grant Thornton Audit Pty Ltd

Board	The board of Directors.

Chair	The person chairing the Meeting.

Commencement Shares	The 822,369 Shares to HBMF in satisfaction of the Company’s obligation to pay a commencement fee under the Convertible Securities Agreement, further details of which are set out in Part D, Section C.5 of this Document.

Company	Novogen Limited, ACN 063 259 754

Constitution	The constitution of the Company.

Conversion Shares	The Shares issued to HBMF under the Convertible Securities Agreement on 26 July 2013, 8 August 2013, 14 August 2013, 22 August 2013, 27 August 2013 and 2 September 2013 further details of which are set out in Part D, Section C.5 of this Document.

Convertible Securities Agreement	The Convertible Securities Agreement dated 3 July 2013 between HBMF and the Company pursuant to which HBMF agreed to invest up to an aggregate amount of $5,000,000 in the Company in return for the Company issuing HBMF up to five convertible securities with an aggregate face value of up to $5,500,000, details and the terms of which are set out in Part D, Section C.5 of this Document.

Corporations Act	The Corporations Act 2001 (Cth).

Current Directors	The Directors as at the date of this Document.

Director	A director of the Company from time to time

Document	This document entitled “Notice of Annual General Meeting and Related Documentation” and any annexures or schedules to or of the foregoing.

Eligible Entity	An entity whose securities are listed on the ASX and who at the time that this Meeting is held:

(a) has a market capitalisation of A$300 million or less; and

(b) is not included in the S&P/ASX 300 Index.

Equity Security	has the meaning given to that term in Listing Rule 19.12.

Exempt Share	A Share permitted to be issued without the approval of Shareholders pursuant to Listing Rule 7.1 or Listing Rule 7.1A. See Section B and C.6 of Part D for further information.

Existing Shareholder	A Shareholder as at the date of this Notice.

Explanatory Statement	Part D of this Document, forming part of the Notice.

First Convertible Security	The first convertible security issued by the Company to HBMF on 5 July 2013 pursuant to the Convertible Securities Agreement, further details of which are set out in Part D, Section C.5 of this Document.

Group	The Company and each other entity required by the accounting standards to be included in consolidated financial statements, and Group Company means any of them.

HBMF	Hudson Bay Master Fund Ltd

HBMF Option	Each of the 4,000,000 options granted to HBMF under the Convertible securities Agreement, further details of which are set out in Part D, Section C.5 of this Document.

Headroom	The ability to issue Equity Securities without requiring shareholder approval under Listing Rule 7.1 or 7.1A.

Key Management Personnel	The Directors and other persons having authority and responsibility for planning, directing and controlling the activities of the Company whether directly or indirectly.

Listed	Listed in the official list of Equity Securities quoted by the ASX.

Listing Rule	The listing rules of the ASX as amended from time to time.

Meeting	The Annual General Meeting referred to in the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which this section forms part.

Option	The right to acquire a Share.

Ordinary Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold no less than 50% (in number) of all voting equity securities.

Proxy Form	The proxy form attached to this Document

Resolution	A resolution set out in the Notice.

Second Convertible Security	The second convertible security proposed to be issued by the Company to HBMF pursuant to the Convertible Securities Agreement, further details of which are set out in Part D, Section C.5 and 6 of this Document.

Share	A fully paid ordinary share in the Company.

Share Registry	Computershare Australia, Level 4, 60 Carrington Street, Sydney, New South Wales

Shareholder	A registered holder of Shares.

Special Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold no less than 75% (in number) of all voting equity securities.

Trading day	Has the meaning given to that term in Listing Rule 19.12.

VWAP	In respect of a quoted class of Equity Securities, the volume weighted average price of that class of Equity Securities sold on the ASX during the prescribed number of trading days immediately preceding and including the date on which such price is to be determined, but does not include any transactions defined in the ASX Operating Rules as “special” crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over ordinary shares in the capital of the Company.

Novogen Limited
IMPORTANT ANNUAL MEETING INFORMATION 000004
ENDORSEMENT_LINE SACKPACK
MR A SAMPLE
DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6
C123456789
000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext
Novogen Limited would like to inform you that the Annual Report for the year ended 30 June 2013 will be available for viewing on the company’s website. The link to their website is as follows:
http://www.novogen.com/uploads/_NOVOGEN%20Appendix%204E%20for%20ASX.pdf
If you do not have access to the internet and would like to obtain a hard copy, please write to:
Proxy Services Corporation 200 A Executive Drive Edgewood, NY 11717 Attention: Annual Report
You may also request for a hardcopy of the 2013 Annual Report by calling the following toll free number: 1-800-555-2470.
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X
Annual Meeting Proxy Card
PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.
A Proposals
Ordinary Business
For Against Abstain +
Resolution 1. Adoption of the Remuneration Report in the Annual Report
Resolution 2. Election of Mr Steven Coffey as a Director
Resolution 3. Election of Mr Robert Birch as a Director
Resolution 4. Election of Dr Andrew Heaton as a Director
Resolution 5. Subsequent approval of issues of securities
Resolution 6. Approval to issue further securities to HBMF
Resolution 7. Approval of additional capacity to issue 10% of securities
B Authorized Signatures - This section must be completed for your vote to be counted. - Date and Sign Below
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
Date (mm/dd/yyyy) - Please print date below.
Signature 1 - Please keep signature within the box.
Signature 2 - Please keep signature within the box.
C 1234567890 J N T
1 U P X 1 7 4 4 8 6 1
MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND
+
01PNFA

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.
Proxy — NOVOGEN LIMITED +
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 PM New York City time on November 6, 2013)
The undersigned registered holder of American Depositary Receipts (“Receipts”) of Novogen Limited (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary as of the close of business October 7, 2013 at the Annual General Meeting of the Shareholders of Novogen Limited to be held on November 15, 2013, in respect of the resolutions specified on the reverse.
NOTE:
1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolutions.
2. Shares or other deposited securities represented by American Depositary Shares for which no specific voting instructions are received by the Depository from the owner shall not be voted.
(Continued and to be marked, dated and signed, on the other side)

C Non-Voting Items
Change of Address — Please print new address below.	Comments — Please print your comments below.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD. +